CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Approves New Chief Financial Officer

June 28th, 2010 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT” or the “Company”) reports that effective immediately, Mr. Dennis Huang has been appointed as the Chief Financial Officer of CIBT.  He has been working with the Company for the past four years as Executive Vice President of Finance, assisting the Company and its subsidiaries with corporate finance and accounting activities.

Prior to joining CIBT, Mr. Huang held executive positions in the retail securities brokerage industry in both Canada and China.  Mr. Huang holds a Doctorate of Economics degree from Jinan University and is designated by the Canadian Securities Institute as a Financial Management Advisor.

The Company also reports that due to family and time commitments, Mr. Tim Leong will resign from his position as Chief Financial Officer.  He has been appointed as the VP of Finance and Accounting of CIBT effective immediately and will continue to provide accounting, financial and administrative services to the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* ext. 318 Email: info@cibt.net

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.